AM 3/11/03

CM

03014103

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 41503

41503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH DC 181 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Avenue Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8081 STANTON AVE STE #200
(No. and Street)

BUENA PARK CA 90620
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAL HERRICK 714761 0600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEVEN G GAVLICK CPA
(Name — if individual, state last, first, middle name)

8081 STANTON AVE STE #200 BUENA PARK CA 90620
(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FIFTH AVENUE SECURITIES, INC.

AUDIT REPORT

DECEMBER 31, 2002

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

CONTENTS

PART I

Report of Independent Accountant 1

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Shareholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

SCHEDULE

Computation of Net Capital Requirements
Pursuant to Rule 15C3-1 7

PART II

Statement of Internal Control 8

STEPHEN G. GAVLICK
CERTIFIED PUBLIC ACCOUNTANT
8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620
PHONE: (714) 826-9788
FAX: (714) 826-3328

January 29, 2003

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

I have audited the accompanying statement of financial condition of Fifth Avenue Securities, Inc., as of December 31, 2002 and related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Fifth Avenue Securities, Inc's. managements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fifth Avenue Securities, Inc. as of December 31, 2002 and the results of it's operations, cash flows and stockholder's equity for the year then in conformity with accounting principles generally accepted in the United States of America.

STEPHEN G. GAVLICK
Certified Public Accountant

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 21,045	
Total Current Assets		$ 21,045
Other Assets		
Investments	2,100	
Total Other Assets		2,100
Total Assets		$ 23,145

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		$ - 0 -
SHAREHOLDERS' EQUITY		
Common Stock ($100 par value 10,000 shares authorized, 140 shares issued and outstanding)	$ 14,000	
Retained Earnings	9,145	23,145
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 23,145

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commissions		$ 71,022
Interest Income		322
TOTAL INCOME		$ 71,344
EXPENSES		
Commissions	$ 60,584	
Accounting	1,500	
Outside Services	1,305	
Registration Fees	1,917	
Rent	5,400	
Bank Charges	10	
Taxes and Licenses	800	71,516
NET LOSS		$(172)

See Accompanying Notes to Financial Statements

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Amount	Retained Earnings	Total Shareholders' Equity
Balance December 31, 2001	140	$ 14,000	$ 9,317	$ 23,317
Net (Loss)			(172)	(172)
Balance, December 31, 2002	140	$ 14,000	$ 9,145	$ 23,145

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net Loss	$ (172)
Net Cash provided from Operating Activities	(172)
Net Decrease in Cash	(172)
Cash at Beginning of Year	21,217
Cash at End of Year	$ 21,045

Statement of Supplemental Information

Taxes Paid	$ 800

See Accompanying Notes to Financial Statements

FIFTH AVENUE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 **Organization**

Fifth Avenue Securities, Inc. (the Company), was incorporated in January, 1986 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

NOTE 2 **Investments**

Investments are stated at fair value at December 31, 2002 and consist of the following:

Private Offering	$ 2,100

NOTE 3 **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the Computation of Net Capital Requirements following these Notes to Financial Statements.

FIFTH AVENUE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL	
Total Shareholder Equity	$ 23,145
Less Unallowed Asset	2,100
NET CAPITAL	21,045
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6 2/3% of net aggregate indebtedness	- 0 -
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Amounts)	5,000
EXCESS CAPITAL	16,045
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total Liabilities	- 0 -
Percentage of Aggregate Indebtedness to Net Capital	0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 21,045
VARIANCE	- 0 -
NET CAPITAL	$ 21,045

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

PART II

FIFTH AVENUE SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

STEPHEN G. GAVLICK
CERTIFIED PUBLIC ACCOUNTANT
8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620
PHONE: (714) 826-9788
FAX: (714) 826-3328

January 29, 2003

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

I have audited and reported thereon under date of January 29, 2003 the financial statements of Fifth Avenue Securities, Inc. As part of my audit I reviewed and tested the Respondent's systems of internal control, including the accounting system and procedures for safeguarding assets for the year ended December 31, 2002 to the extent I considered necessary to evaluate as required by generally accepted auditing standards.

The objectives of internal control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss and reliability of financial records for preparing financial statements and maintaining accountability of assets. The concept of reasonable assurance recognizes that the cost should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management.

These are inherent limitations that should be recognized in considering the effectiveness of any system of internal control. Errors can result from misunderstanding, mistakes of judgment, carelessness or other personal factors. Segregation of duties can be circumvented by management. Projection on any evaluation of internal control to future periods is subject to the risk that current procedures may become inadequate because of changing conditions and the degree of compliance with procedure could deteriorate.

My study and evaluation of the Respondent's system for internal control including the accounting system, and procedures for safe guarding assets for the year ended December 31, 2002 was made for the purpose set forth in the first paragraph above and, would not necessarily disclose all inadequacies in the system. However, such study and evaluation disclosed no conditions that I believe to be material inadequacies and accordingly a letter of material inadequacies will not be issued.

STEPHEN G. GAVLICK
Certified Public Accountant